SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02044603

Form 11-K


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2002
WASH. D.C.
164
SECTION

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal years ended December 31, 2001
Commission File Number 001-09526

Full title of plan and the address of the plan:

BHP USA Retirement Savings Plan
1360 Post Oak Blvd., Suite 500
Houston, Texas 77056-3020

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

600 Bourke Street

Melbourne, Victoria 3000

Australia



BHP USA RETIREMENT SAVINGS PLAN

Index

Independent Auditors' Report

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 28, 2002



ARTHUR ANDERSEN

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's Filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the BHP USA Retirement Advisory Committee
of the BHP USA Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
June 1, 2001

BHP USA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value	$	263,215,949	281,931,070
Employee contributions receivable		335,302	285,285
Participating Companies contributions receivable		206,062	166,891
Cash		—	243
Net assets available for plan benefits	$	263,757,313	282,383,489

See accompanying notes to financial statements.

BHP USA RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions:	
Loan interest	$ 241,975
Dividends	264,036
Net investment gain from common/collective trust funds	2,423,765
Net appreciation in fair value of equity securities	543,140
Net investment loss from mutual funds	(19,722,508)
Contributions:	
Employee	7,018,722
Participating Companies	4,243,071
Rollovers	1,558,833
Total additions	(3,428,966)
Deductions:	
Benefits paid	(15,180,764)
Administrative expenses	(16,446)
Total deductions	(15,197,210)
Net decrease	(18,626,176)
Net assets available for plan benefits:	
Beginning of year	282,383,489
End of year	$ 263,757,313

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the BHP USA Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for regular salaried employees of BHP Holdings (Operations), Inc. (BHP), and adopting subsidiaries and affiliates of the parent company, BHP Billiton Limited (formerly BHP Limited) (collectively, the Participating Companies) on their date of hire. The Plan is a multiple-employer profit-sharing plan with a 401(k) directed feature qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended from time to time since its establishment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor and the Participating Companies are carried out by the BHP USA Retirement Advisory Committee (the Committee). The Committee members are each appointed by the boards of directors of the Participating Companies.

(c) Contributions

Participants may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 19% of their eligible earnings, subject to limitations set by law. Participants are permitted to change the rate of their contribution upon request. The Participating Companies match the first 6% of eligible earnings contributed to the Plan by their participants.

Effective February 1, 2001, all newly eligible employees are automatically enrolled in the Plan based on a pretax contribution rate of 6% unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to change their contribution rate at any time. Contributions, unless otherwise directed, are invested in the Vanguard Retirement Savings Trust pending future investment direction by the participant.

(d) Investment Options

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs) and a common/collective trust fund as investment options to participants. Additionally, the Plan offers a personal choice retirement account investment option in which participants can select from a large number of mutual funds and individual securities such as common stock and bonds. The Plan also utilizes a money market fund to facilitate Plan transactions.

(Continued)

(e) Participant Accounts

Under the Plan, each participant's account is credited with the participant's contributions, the Participating Companies' contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant's weighted average account balance during the period.

(f) BHP ADRs Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) Vesting

Effective October 1, 2000, participants are fully vested in all amounts allocated to their participant account. Prior to October 1, 2000, participants were 100% vested in their employee contributions, rollover contributions, and earnings thereon. Participants vested in their Participating Companies matching contributions and earnings thereon as follows:

Completed years of service	Vested percentage
Less than 5	0%
5 or more	100

Certain participants employed by entities acquired by the Participating Companies, were subject to alternative vesting schedules, as detailed in the supplement of the Plan document.

(h) Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures may be used to reduce future Participating Companies matching contributions, pay administrative expenses, and/or to restore amounts in participants' accounts in circumstances where the Plan administrator concludes that participants are entitled to such restoration.

Forfeitures available at December 31, 2001 to reduce future Participating Companies matching contributions and Plan expenses are $2,001,489.

(Continued)

(i) ***Withdrawals***

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance is invested in BHP ADRs, a participant can request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Certain participants, as specified in the supplements of the Plan document, may make a hardship withdrawal from the vested portion of their pretax accounts and/or Participating Companies contribution account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) ***Loans***

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence. Principal and interest payments are made through payroll deductions.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The trustee provides statements prepared on a cash basis of accounting. Adjustments have been made to convert the statements to an accrual basis for financial reporting purposes. Benefits are recorded when paid.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(c) ***Investment Valuation and Gains (Losses) on Investments***

Investments are reported at fair value. Mutual funds, common stock and preferred stock are valued based upon quoted market prices. The Morley Capital Management, Inc. Stable Value Fund (Morley Fund) and the Vanguard Retirement Savings Trust (Retirement Savings Trust) are common/collective trust funds that invest primarily in investment contracts issued by life insurance companies, banks and other financial institutions. Both of the common/collective trust funds are valued daily based upon the fair value of the underlying securities. In July 2001, the Morley Fund was liquidated and reinvested in the Retirement Savings Trust. For the year ended December 31, 2001, the average yields for the Morley Fund and the Retirement Savings Trust were 6.40% and 5.98%, respectively. Participant loans are valued at cost which approximates fair value.

Interest and dividend income are recorded on the accrual basis. Net investment gain (loss) on common/collective trust funds and mutual funds includes interest and dividends, realized gains (losses) on investments sold during the year and net appreciation (depreciation) of investments held at the end of the year. Net depreciation in fair value of equity securities includes realized gains (losses) on common stock and preferred stock sold during the year and unrealized appreciation (depreciation) of common stock and preferred stock held at the end of the year.

(d) Investments

The following table presents investments that represent 5% or more of the Plan's net assets for December 31, 2001 and 2000:

		2001
Vanguard Retirement Savings Trust	$	44,564,946
Vanguard 500 Index Fund		33,983,506
Vanguard Balanced Index Fund		103,768,267
Vanguard Growth Index Fund		27,564,924
		2000
Morley Capital Management, Inc. Stable Value Fund	$	38,102,517
Vanguard 500 Index Fund		39,272,398
Vanguard Balance Index Fund		113,912,444
Vanguard Growth Index Fund		34,022,758

(e) Administrative Expenses

The Participating Companies have chosen to pay trustee fees, annual participant fees, and substantially all costs incident to administering the Plan. Participants are charged a nominal fee to cover the cost of processing new loans.

(3) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, common stock, and preferred stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(4) Federal Income Taxes

The Plan obtained its latest determination letter on September 8, 1998, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, qualifies under Section 401(a) of the code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt for the year ended December 31, 2001.

(Continued)

(5) Plan Termination

Under the terms of the Plan, BHP has the right at any time to terminate the Plan. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, the trustee would then commence distribution as directed by the Committee.

(6) Related-Party Transactions

Certain Plan investments are shares of mutual funds and a money market fund managed and distributed by Vanguard, the trustee and a party-in-interest with respect to the Plan. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(7) *Subsequent Events (Unaudited)*

The Plan was amended effective January 1, 2002, to reflect the statutory provisions of the Economic Growth and Tax Relief Recovery Act of 2001.

BHP USA RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue/description of investment	Shares/ units		Current value
Cash and cash equivalents:			
Vanguard Prime Money Market Fund*	20,882	$	20,882
Mutual funds:			
American Century International Growth Fund	1,196,259		9,534,183
Managers Special Equity Fund	154,984		10,941,847
Vanguard 500 Index Fund*	320,932		33,983,506
Vanguard Balanced Index Fund*	5,810,094		103,768,267
Vanguard Growth Index Fund*	1,043,561		27,564,924
Vanguard Total Bond Market Index Fund*	470,427		4,770,126
Vanguard Value Index Fund*	528,069		9,980,511
Brokerage option:			
VGI Brokerage Option	—		6,031,791
Common/Collective Trust Funds:			
Vanguard Retirement Savings Trust*	44,564,946		44,564,946
Common stock:			
American Depository Receipts of BHP Billiton Limited*	867,807		9,294,208
Participant loans:			
Participant loans (interest rates range from 5.75% to 10.5%)*	—		2,760,758
Total assets (held at end of year)		$	263,215,949

* Indicates party in interest.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP USA Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DATE: June 28, 2002

BHP USA RETIREMENT SAVINGS PLAN

BY: 

Howard Spiegel
BHP USA Retirement Advisory Committee

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description
23.1	Independent Auditors' Consent
23.2	Notice regarding consent of Arthur Andersen LLP

Exhibit 23.1

Independent Auditors' Consent

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of BHP Billiton Limited (filed under Securities and Exchange Commission File No. 33-77364) of our report dated June 28, 2002, relating to the statement of net assets available for plan benefits of the BHP USA Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of the BHP USA Retirement Savings Plan.

KPMG LLP

Houston, Texas
June 28, 2002

Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. The Plan appointed KPMG LLP to replace Arthur Andersen LLP as the independent auditor of the BHP USA Retirement Savings Plan (the Plan). Prior to the date of this Form 11-K (which is incorporated by reference into BHP Billiton Limited's filings on Form S-8 No. 33-77364), the Arthur Andersen LLP partners who reviewed the most recent audited financial statements of the Plan as of December 31, 2000 have resigned from Arthur Andersen LLP. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen LLP's written consent to the incorporation by reference into the BHP Billiton Limited's filings on Form S-8 No. 33-77364 of its audit report with respect to the Plans' financial statement as of December 31, 2000. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a written consent from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP will not be liable to you under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into BHP Billiton Limited's filings on Form S-8 No. 33-77364. The Company believes, however, that other persons who are liable under Section 11(a) of the Securities Act, including the Company's officers and directors, may still rely on Arthur Andersen LLP's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.